

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics Inc.
3913 Todd Lane
Austin, TX 78744

> **Re: Monogram Orthopaedics Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 29, 2022**
> **File No. 024-12084**

Dear Benjamin Sexson:

We have conducted a limited review of your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew Stephenson, Esq.